

June 11, 2024

Brian Lynch
Chief Financial Officer
Topgolf Callaway Brands Corp.
2180 Rutherford Road
Carlsbad , CA 92008

      **Re: Topgolf Callaway Brands Corp.**
          **10-K for the year ended December 31, 2023**
          **Form 8-K furnished February 13, 2024**
          **Response Dated May 30, 2024**
          **File No. 1-10962**

Dear Brian Lynch :

      We have reviewed your May 30, 2024 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1 2024 letter.

Response dated May 30, 2024

Form 8-K furnished February 13, 2024
Exhibit 99.1 Earnings Release, page 2

1.     We note from your response to our prior comment 4, that you have proposed to present a revised table of non-GAAP results as presented in Exhibit A. Please revise to remove the net revenues line item from the non-GAAP results table, as that amount appears to reflect GAAP net revenues and could be confusing for the reader.

Form 10-K for the Year Ended December 31, 2023
Results of Operations
Net Income, Diluted Earnings Per Share and Reconciliation of Non-GAAP Measures, page 58

2.     We note from your response to our prior comment 1, that in connection with your decision

to exit the business of developing new mobile gaming applications and abandon and retire the Shankstars game, you recognized impairment charges of $11.7 million and employee costs and other miscellaneous charges of $1.0 million associated with abandoning the game. Please identify for us the assets impaired, including the line items on the balance sheet that were affected by this impairment. If any amounts were related to inventory, please specify that amount.

3. We note from your response to our prior comment 2, that in 2023 the $19.4 million adjustment included $5.4 million for the amortization of customer and distributor relationships associated with the acquisitions of Jack Wolfskin and TravisMathew, in addition to reacquired distribution rights in the Korea apparel market, and $5.4 million related to the amortization of customer relationships and acquired developed technology. Please tell us the difference between these amounts which both appear to be related to the amortization of customer relationships and other intangibles. Similarly, we also note that in 2022 the $21.8 million adjustment included $5.4 million for the amortization of customer and distributor relationships associated with the acquisitions of Jack Wolfskin, TravisMathew and OGIO, in addition to reacquired distribution rights in the Korea apparel market, and $6.1 million related to the amortization of customer relationships and acquired developed technology. Please advise.

4. We note from your response to our prior comment 2 that your Non-Cash Acquisition Amortization and Depreciation adjustment in both 2023 and 2022, includes an amount related to the depreciation of the purchase accounting adjustment to step-up acquired PP&E to its fair value. It appears to us that this results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods given that it adjusts for partial depreciation expense. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to Question 100.04 of the SEC Staff's Non-GAAP Compliance and Disclosure Interpretations.

 Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing